
March 3, 2015

Via E-mail
Pankaj Modi
Chief Executive Officer
Mindesta Inc.
429 Kent Street, Unit 112
Ottawa, Ontario, Canada K2P 2B4

> **Re: Mindesta Inc.**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Filed February 18, 2015**
> **File No. 000-30651**

Dear Mr. Modi:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend your Form 8-K to contain all of the information required by that particular Item, not just selected portions of that Item as you have done here. See for example, your business section. Also, tell us why you revised your disclosure regarding your proposed manufacturing facility and United States regulation under the Controlled Substances Act.

Pain Management

2. Your response to comment 1 did not address our request that you provide copies of the materials and reports cited in that section with the supporting statements appropriately marked Please provide such supplemental materials.

Product Development and Milestones

3.   Please provide the basis for the statement that you will enter into agreements with Phyto Plant Research EU and ODF Technologies. Please clarify whether you have had any discussions and/or negotiations with these companies. If so, discuss the current status.

Our Operations

4.   We note the disclosure in this section and in the product development and milestones section, which indicates that you will rely on third party manufacturers to produce the wafers. Please reconcile this disclosure with the manufacturing section, which continues to focus on building your own manufacturing facility.

Government Regulation

5.   We reissue prior comment 2. You continue to refer to Germany and the Netherlands as your primary focus. See, for example, the first paragraph under the section entitled manufacturing. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via email): Jeffrey G. Klein, Esq.